Mark E. Stephan Executive Vice President and Chief Financial Officer
VIA EDGAR SUBMISSION
July 12, 2010
Larry Spirgel, Assistant Director
Division of Corporation Finance
Mail Stop 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mediacom Communications Corporation Form 10-K for the Year Ended December 31, 2009 Filed March 8, 2010 Definitive Proxy Statement on Schedule 14-A Filed April 30, 2010 File No. 000-29227
Dear Mr. Spirgel:
We have received the Staff’s letter dated June 25, 2010 containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. Capitalized terms used but not defined in this letter have the meanings given to them in such filings.
Form 10-K for the year ended December 31, 2009
Consolidated Statements of Changes in Stockholders’ Equity (Deficit), page 63
1.	Please disclose the number of shares associated with each component of equity for each period presented.
Response:
The number of shares associated with each component of equity has been disclosed in our Consolidated Balance Sheets for each of the periods presented. We will include such share information in our Consolidated Statements of Changes in Stockholders’ Equity (Deficit) commencing with our Annual Report on Form 10-K for the year ending December 31, 2010.
Mediacom Communications Corporation
100 Crystal Run Road • Middletown, NY 10941 • 845-695-2640 • Fax 845-695-2639

3. Summary of Significant Accounting Policies
Intangible Assets, page 67
2.	We note that you determine the fair value of your franchise rights using a discounted cash flow analysis. Provide us with more details of the methodology you utilize including the assumptions you used. Also, tell us whether the fair value determined under your discounted cash flow model would be materially different from the fair value determined under the Greenfield Cash Flow Valuation Model (“Greenfield Model”).
Response:
Discounted Cash Flow Methodology
The discussion below represents further details of the methodology we utilize, including assumptions, to determine the fair value of our cable franchise rights (“franchise rights”).
We use an income approach of an in-use Excess Earnings Discounted Cash Flow model (“In-use Excess Earnings model) to estimate the fair value of our franchise rights. The In-use Excess Earnings model for franchise rights directly identifies and isolates the economic benefits (i.e., net cash flows) used in determining the fair value of these rights.
We prepare a long-range plan each year to analyze the cash flows directly associated with our franchise rights. In this plan, we project customer revenues in the marketing area of the franchise rights (i.e., homes passed and existing and potential customers within the franchise areas). The revenue streams associated with this customer activity directly reflect one of two assets: Customer Relationships and Franchise Rights. Customer Relationships generate projected revenue streams from services currently delivered to existing customers and carry a limited useful life. Franchise Rights generate projected revenue streams from future customers through marketing of homes passed within the franchise service area, in addition to projected revenue streams from additional services to existing customers within the franchise service area, and carry an indefinite useful life. This process of specifically segregating customer activity and the underlying revenue streams for each of these two asset classes directly identifies and isolates the economic benefits to fair value Franchise Rights in the In-use Excess Earnings model. Please note that estimates for future Customer Relationships customers and Franchise Rights customers are based on assumed customer growth, including turnover behavior of the Customer Relationships customers using historical patterns of attrition rates. After determining cash flows (e.g. revenues, expenses, capital expenditures) for each of our Customer Relationships customers and Franchise Rights customers, these segregated cash flows are then charged for the contributions by tangible assets, trademarks and assembled workforce (a measurable component of goodwill). Typically for a cable business, tangible assets, trademarks and assembled workforce are the only other identified assets. Therefore, after the application of these contributory charges, the net economic benefits that are directly attributable to each of our Customer Relationships and Franchise Rights are determined separate and apart from our business enterprise cash flow. Furthermore, this methodology ensures that

Customer Relationships’ cash flow and the Franchise Rights’ cash flow are independent and are not contributory to each other.
We employ significant judgment in developing many of our assumptions used in the process to determine fair value, and we prepare internally, or obtain from external sources, the following information to calculate estimated fair values:
•	10-year long-range plan (“LRP”) (including operating revenue, operating expenses, operating margins, number of video / HSD / phone customers, penetration levels, number of homes passed, geographic locations, demographics and other operating data)

•	Customer turnover rates

•	Future capital expenditures

•	Discount rates

•	Company-specific and industry growth rates

•	Inflation rates

•	Capital structure / weighted average cost of capital / income tax rates

•	Considerations of competition, technology, legislation / regulation and macro-economics

•	Number of employees / pay grades by job classification, expected productivity levels, hiring and training costs

•	Equity analysts’ and other industry reports

•	Accounting trial balances
We also consider the following valuation matters:
•	Consideration of the income, market and cost approaches

•	Assessment of market participants, as well as highest and best use matters

•	Fair value hierarchy determination (i.e., use of Level 3 inputs)

•	Assessment of our risk profile
Our determination of fair value using the In-use Excess Earnings model was corroborated for reasonableness with the market approach. As you may know, the In-use Excess Earnings model is the most widely-used model among cable operators for fair value measurements (based upon public company filings).
Greenfield Model
We have not calculated fair value using the Greenfield model (alternatively a start-up excess earnings discounted cash flow model), and therefore cannot factually conclude whether the use of the Greenfield model would materially differ from the results we determined using the In-use Excess Earnings model. However, after extensive discussions with our valuation consultants, coupled with our knowledge of the methodology (including assumptions) used in the In-use Excess Earnings model as compared to the Greenfield model, we selected the In-use Excess Earnings model as the more appropriate fair value model for a mature, well-established business as our company.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K
General
3.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
During the first four months of 2010, our management conducted an assessment of the risks associated with our compensation policies and practices for our employees. This process included:
•	a review of our compensation programs;

•	the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature;

•	the identification of business risks that these program features could potentially encourage;

•	the identification of factors that mitigate these risks; and

•	an analysis of the potential effects on our company of the unmitigated risks as a whole.
Although we reviewed all of our compensation programs, we paid particular attention to programs that provide for cash bonus awards and equity incentive awards tied to specific performance goals where such awards might encourage excessive risk-taking.
Overall, we believe that our compensation programs are designed to incentivize employees without encouraging excessive risk taking. In this regard, our compensation structure contains various features intended to mitigate risk. For example:
•	We use a balanced and diverse compensation structure designed to link an appropriate portion of compensation to our long-term performance.

•	We periodically benchmark our compensation programs and overall compensation structure to be consistent with industry practices.

•	Annual incentive compensation is based on multiple performance metrics that are consistent with our long-term goals.

•	The aggregate amount of performance bonuses is not material when compared to our company’s aggregate revenues.

•	The amount of performance bonus received by any individual employee is not material when compared to the revenues of the business unit in which such employee performs his or her duties.

•	In many cases, management or the Compensation Committee have discretion to adjust annual incentive compensation downward for quality of performance or other factors.

•	We have established internal controls and standards of ethics and business conduct, all of which variously help support our compensation goals and mitigate compensation risk. We employ various auditing processes on a regular basis in an effort to assure compliance with these controls and standards.

•	The Compensation Committee oversees our compensation policies and practices and is responsible for reviewing and approving executive compensation, annual incentive compensation plans applicable to senior management employees and other compensation plans.

•	The grant of authority in our company is very hierarchical and only certain officers have the authority to contractually bind our company, incur material costs, engage in activities that may result in lawsuits or enter into financing arrangements, and in many instances, such actions must be approved by our board of directors. Because of the grants of authority, we believe that no individual employee has the authority to create material risks to our company in his or her sole discretion.
Based on the assessment described above, we have concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.
* * * * *
In the event the Staff has further questions or comments concerning the above-referenced filings, we request that such comments be addressed to the undersigned at (845) 695-2640 or, in his absence, Calvin Craib at (845) 695-2675.

Respectfully,
/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and Chief Financial Officer

cc:	Kathryn Jacobson, Staff Accountant Sharon Virga, Senior Staff Accountant John Zitko, Attorney — Advisor Celeste Murphy, Legal Branch Chief